Morton’s Restaurant Group, Inc.

325 North LaSalle Street, Suite 500

Chicago, Illinois 60654

(312) 923-0030

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. John Dana Brown

Ms. Lauren Nguyen

February 3, 2012

Re:	Morton’s Restaurant Group, Inc.

Request to Withdraw Registration Statement on Form S-1

(File No. 333-169099)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), Morton’s Restaurant Group, Inc. (the “Company”) hereby requests withdrawal of its Registration Statement on Form S-1 (File No. 333-169099), together with all exhibits and amendments thereto (the “Registration Statement”), that was originally filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2010 and amended on September 30, 2010. The Registration Statement has not been declared effective. The Company requests withdrawal of its Registration Statement because of the merger of Fertitta Morton’s Acquisition, Inc. with and into the Company, pursuant to which the Company became a wholly-owned subsidiary of Fertitta Morton’s Restaurants, Inc. None of the Company’s securities have been sold under the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.

If you have any questions with respect to this request, please contact the undersigned at (713) 850-1010.

Sincerely,

Morton’s Restaurant Group, Inc.

By:	/s/ Steven L. Scheinthal
Name:	Steven L. Scheinthal
Title:	Vice President and Secretary